
December 17, 2010

Mr. F. Mark Wolfinger
Chief Financial Officer
203 East Main Street
Spartanburg, South Carolina 29319-0001

> **Re: Denny's Corporation**
> **Form 10-K for the year ended December 30, 2009**
> **Filed March 12, 2010**
> **File No. 000-18051**

Dear Mr. Wolfinger:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Linda Cvrkel
Branch Chief

Via facsimile
(864) 597-8850